SUSTAINABLE DEVELOPMENT ACQUISITION I CORP.

5701 TRUXTUN AVENUE, SUITE 201

BAKERSFIELD, CA 93309

TEL +323-404-4847

NICOLE NEEMAN BRADY

EMAIL: nnb@renewablegroup.com

January 6, 2023

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Attention:	Mr. Ronald Alper
Mr. James Lopez

Washington, D.C. 20549

Re:	Sustainable Development Acquisition I Corp.

Preliminary Proxy Statement on Schedule 14A

Filed November 4, 2022

File No. 001-40002

Dear Mr. Alper and Mr. Lopez:

Sustainable Development Acquisition I Corp., a Delaware public benefit corporation and blank check company (the “Company,” “SDAC,” “we” or “us”), responds below to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”) filed on November 4, 2022 (File No. 001-40002), contained in your comment letter dated November 18, 2022 (the “Comment Letter”).

For convenience of reference, the Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

The Company’s sponsor, Sustainable Development Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), has two managing members and one non-managing member. The managing members are RRG Global Partners Fund, LP, a Cayman Islands exempted limited partnership (“RRG”), and Sustainable Investors Fund, LP, a Delaware limited partnership (“Capricorn”). Each managing member has a 47.5% interest in the Sponsor. The non-managing member, Nicole Neeman Brady, is a U.S. citizen and has a 5% interest in the Sponsor.

Although the Company does not believe that the Sponsor or the managing members would be considered to be under the control of a foreign person for CFIUS purposes, given the broad discretion of CFIUS to determine whether a foreign person has control, the Company proposes to include in its definitive proxy statement on Schedule 14A a risk factor disclosing the risk that the Company may not be able to complete an initial business combination with a U.S. target company or a foreign company with U.S. subsidiaries should the transaction be subject to review by a U.S. government entity, such as CFIUS. The text of the proposed new disclosure is set forth below:

We may be deemed a “foreign person” under the regulations relating to the Committee on Foreign Investment in the United States (“CFIUS”), and our failure to obtain any required approvals within the requisite time period may require us to liquidate.

CFIUS has authority to review direct or indirect investments by foreign persons in U.S. businesses. Under the CFIUS regulations, foreign investors may be required to make mandatory filings and pay filing fees related to such filings. Also, CFIUS has the authority to self-initiate national security reviews of foreign direct and indirect investments in U.S. businesses if the parties to that investment choose not to file voluntarily or at the request of CFIUS. If CFIUS determines an investment to be a threat to national security, CFIUS has the power to block or impose mitigation measures on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. Certain investments that do not result in control of a U.S. business by a foreign person but afford foreign investors certain information or governance rights in a U.S. business involved in activities relating to “critical technologies,” “critical infrastructure” or “sensitive personal data” also are within the jurisdiction of CFIUS. The Company may also be subject to review by other U.S. government entities.

Our sponsor is a Delaware limited liability company. The sponsor is controlled by RRG Global Partners Fund, LP, a Cayman Islands exempted limited partnership (“RRG”), and Sustainable Investors Fund, LP, a Delaware limited partnership (“Capricorn”). The sponsor currently owns 7,831,250 shares of our Class B common stock and 9,325,000 Private Placement Warrants. The co-managers of the sponsor, RRG and Capricorn, by virtue of their shared control over our sponsor, may be deemed to beneficially own the Class B common stock and Private Placement Warrants held by our sponsor.

Certain investors in each of the co-managers of the sponsor are feeder funds in which foreign persons hold limited partner interests. Although CFIUS has significant discretion to determine whether a party is controlled by a foreign person and thus deemed to be a “foreign person” for CFIUS purposes, based on the structure of those investments, we do not believe that the sponsor or either of the co-managers of the sponsor would be considered to be under the control of a foreign person or that they would otherwise be considered a “foreign person” for CFIUS purposes. However, if CFIUS were to review the investment structure, it is possible that it may take a different view and assert jurisdiction over certain investments of the sponsor.

Should CFIUS reach such a conclusion, it is possible that a business combination with a U.S. business or foreign business with U.S. subsidiaries or operations that we may wish to pursue may be subject to CFIUS review or other regulatory review, depending on the Company’s ultimate share ownership following the business combination and other factors. Although we may pursue our initial business combination in any business, industry or geographic location, we are currently focused on opportunities that capitalize on the expertise and ability of our team to identify, acquire and operate a business that helps to address the global challenges identified by the UN SDGs, which include, but are not limited to, companies in the water, food & agriculture, renewable energy, and environmental resource management sectors, as well as supporting technologies, in the United States and other developed countries. Therefore, targets with which the Company may pursue a business combination could include U.S. businesses or companies in developed countries that have subsidiaries or operations in the United States.

If a particular proposed business combination falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or we may determine to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to modify or delay our proposed business combination, impose conditions with respect to such business combination, request the President of the United States to order us to divest all or a portion of the U.S. target business of our business combination that we acquired without first obtaining CFIUS approval, or prohibit the business combination entirely. Accordingly, the pool of potential targets with which the proposed business combination can occur may be limited. These risks may delay or prevent us from pursuing our initial business combination with certain target companies that we believe would otherwise be attractive to us and our shareholders.

The process of government review or a decision to delay or prohibit the transaction, whether by CFIUS or otherwise, could be lengthy, and we have limited time to complete our business combination. If we are unable to consummate our business combination within the applicable time period required under the Company’s amended and restated memorandum and articles of association, we will be required to wind up, redeem and liquidate. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through a business combination. In addition, our warrants would expire which would result in a loss to warrantholders.

***

If you have any questions or comments regarding the foregoing, please contact me at nnb@renewablegroup.com or (323) 404-4847. The Company looks forward to working with you on this matter.

Sincerely,

/s/ Nicole Neeman Brady

Name:	Nicole Neeman Brady
Title:	Chief Executive Officer

cc:	Jennifer Adams Adam Brenneman Charles W. Allen

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